SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ONEMAIN HOLDINGS, INC.

(Name of Subject Company)

ONEMAIN HOLDINGS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

68268W103

(CUSIP Number of Class of Securities)

Jay N. Levine
President and Chief Executive Officer
601 N.W. Second Street
Evansville, Indiana 47708
(812) 424-8031

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Joseph A. Coco, Esq.
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by OneMain Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 9, 2017, as amended on January 20, 2017 (the “Schedule 14D-9”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person

Item 2 is hereby amended to add the following words at the end thereof:

“On March 27, 2017, following a prior extension, the Offeror revised the Offer to, among other things, (i) extend the expiration date to 5 p.m., Eastern time, on May 5, 2017, (ii) provide that the Offeror is now offering to exchange 20 shares of Offeror’s common stock for each Share of OneMain common stock, rather than two shares of Offeror’s common stock for each Share of OneMain common stock, (iii) impose a maximum number of Shares to be accepted in the Offer of an aggregate of 6,747,723 Shares of OneMain common stock, representing approximately 4.99% of the outstanding Shares of OneMain common stock, and (iv) remove the condition to consummation of the Offer relating to the expiration or termination of the waiting period under the HSR Act.”

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended to incorporate by reference into the end of the subsection entitled “Background” the disclosure in Item 2 of this Amendment above.

Item 4 is hereby further amended to add the following words at the end of the subsection entitled “Background”:

“After becoming aware of the revisions to the Offer, members of management of the Company reviewed and evaluated the Offer, including with Skadden.

On March 29, 2017, the Board held a telephonic meeting at which representatives of management and Skadden participated.  The Board reviewed the revisions to the terms and conditions of the Offer and considered various factors relating to the Offer.  During the course of the meeting, Company management and Skadden reviewed the revisions to the terms and conditions of the Offer with the Board, Company management reviewed with the Board its view that the Board should not change its recommendation to OneMain’s stockholders to REJECT the Offer and NOT TENDER Shares pursuant to the Offer.  After presentations from the Company’s management and Skadden and discussion among the directors with management and Skadden, the Board unanimously determined to reaffirm its recommendation to OneMain’s stockholders to REJECT the Offer and NOT TENDER Shares pursuant to the Offer.

On March 30, 2017, the Company filed this Amendment with the SEC.”

Item 4 is hereby amended to add the following words at the end of the subsection entitled “Reasons for the Recommendation”:

“The Board continues to unanimously reject the reckless Offer, which is not in the best interests of OneMain stockholders.  Recent revisions to the terms and conditions of the Offer do not alter the Board’s conclusion that the Offer is reckless and intended to fool stockholders into tendering their Shares.

The Board reconsidered the reasons for its rejection of the Offer on January 6, 2017, and notwithstanding the Offeror’s recent revisions the Offer, concluded that its original reasons for rejection, set forth below, generally continue to remain applicable:

•                  The Offer consideration is grossly inadequate and reckless and does not even remotely reflect the value of OneMain.

•                  The form of the Offer consideration is an illiquid, over-the-counter stock that may not have any value.

•                  There is no strategic rationale for combining IEG Holdings and OneMain.

•                  The reckless business changes proposed by IEG Holdings would fundamentally damage OneMain and destroy shareholder value.

In addition, the revised Offer raises new concerns, which are described below:

•                  The Offeror’s stock is deteriorating further. Since January 6, 2017, the date on which the Board reviewed and rejected the Offer, the Offeror’s shares have traded on very thin liquidity and lost more than 72% of their value, dropping precipitously from $7.25 per share to $2.00 per share, as of March 29, 2017.  The Board noted that this decline does not take into account any anticipated further decline with respect to the dilution inherent in consummating the proposed Offer, which the Board believes would be substantial.  Conversely, OneMain’s stock price has increased in value and remains highly liquid on the New York Stock Exchange.  The Board continues to believe that the Offeror’s shares are not reliably valued, nor are they an attractive alternative to OneMain common stock, regardless of how many of shares of Offeror  are offered for a share of OneMain common stock.  As of March 29, 2017, OneMain’s market capitalization is $3.44 billion and the Offeror’s market capitalization is $18.95 million.

•                  There is no strategic rationale for the Offer’s new 4.99% maximum.  The Board noted that the opportunistic Offer has no strategic rationale.  Under the revised Offer, the maximum number of OneMain Shares to be acquired is less than 5% of the outstanding OneMain Shares.  The Offeror’s statements that it intends to use a small position in OneMain to act as an activist shareholder rallying for the same reckless and value-destructive operational changes that the Board has already reviewed and rejected further supported the Board’s decision to reject the Offer.

•                  The revised Offer is a de facto sale of Offeror.  Lastly, the Board noted that if the maximum number of Shares is accepted for tender into the Offer, OneMain shareholders would own 93.3% of the Offeror, calling into question whether the Offer is in substance a sale of the Offeror in a confusing, misleading form.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY REAFFIRMS ITS PRIOR UNANIMOUS RECOMMENDATION THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.”

Item 8 is hereby amended to add the following words at the end of the subsection entitled “United States Antitrust Clearance”:

“In connection with its March 29, 2017 revisions to the Offer, the Offeror removed the condition to consummation of the Offer relating to the expiration or termination of the waiting period under the HSR Act.  The Offeror did not identify the basis on which the Offeror believes that the Offer is no longer subject to the HSR Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ONEMAIN HOLDINGS, INC.

By:	/s/ Scott T. Parker
Name: Scott T. Parker
Title: Executive Vice President and Chief Financial Officer

Dated: March 30, 2017